Exhibit 10.1
Confidential Communication to: «First_name» «Last_name»
As we complete this fiscal year and begin another, I would like to take a moment to congratulate you and to thank you for your performance and commitment to our goals both in the past and most importantly looking forward. You play an important role in the future performance of our Company.
One of the priorities of our management compensation program is to provide you with the opportunity to share in the long-term success of Air Products. As a result, I am pleased to present your 2009 stock awards under the Company’s Long-Term Incentive Plan. These awards make up the long-term component of your total pay package and link your personal wealth to the performance of the Company.
In 2008, we were tracking another record year and, as you know, we ended the year on a disappointing note. While these circumstances are unsettling to all of us, we have learned from our experience that we can weather these times by being smart about our choices. It is extremely important that we balance our long-term growth goals with a steadfast resolve to improve our margins by managing our costs, improving pricing and acting with an unwavering commitment to continuously improving our processes. Our shareholders demand this and we must expect no less of ourselves. Over the next few years, our focus and priority to achieve our goals of growth and margin improvement will have the greatest impact on delivering EPS growth which will enhance the value of our stock price and hence, your award. I appreciate your hard work and I know you understand that through the actions of your teams and you, we will make the difference for our customers, employees and shareholders.
Your 2009 awards are valued at $<Tot Value> and include:
•	A Nonstatutory Stock Option to purchase «Stock_Option» shares of Common Stock at a purchase price of $66.90 per share, which is the 1 October 2008 closing sale price of a share of Common Stock, valued at $<SO Value>; and

•	An award of «RSU» 4-Year Restricted Shares of Company Common Stock issued to you as of 2 October 2008 valued at $<RS Value>; and

•	«Perf_Share» Deferred Stock Units with a three year performance period valued at $<PS Value>, each Unit (a “Performance Share”) being equivalent in value to one share of Common Stock. Please note the performance share Earnout Schedule which is part of this Awards Agreement will be sent to you in a separate communication after finalization by the Management Development and Compensation Committee of the Company’s Board of Directors (the “Committee”). The Schedule will display how the growth and return measures will define payout opportunities.
We are committed to offering long-term incentive awards for our employees who contribute to our success — both now and in the future. Thank you again for your dedication and on-going contributions to Air Products.
Your 2009 Awards are subject to and contingent upon your agreement to the attached conditions described in Exhibit A. Please read these conditions carefully, particularly the descriptions of “Prohibited Activities”. This letter, together with its Exhibit, constitutes the agreement governing your

2009 Awards (“Awards Agreement”). Your 2009 Awards are also at all times subject to the applicable provisions of the Long-Term Incentive Plan (the “Plan”) and to any determinations made by the Committee (or its delegate) with respect to your 2009 Awards as contemplated or permitted by the Plan or the Conditions. In addition, the Committee has established a one-year holding period for a portion of your Nonstatutory Stock Option. You are expected to hold, for one year, 50% of the net shares (after taxes and commissions) that you receive upon an exercise of the Stock Option.
Neither your 2009 Awards, this Awards Agreement or the Plan constitute a contract of employment; nor do they guarantee your continued employment for any period required for all or any of your 2009 Awards to vest, become exercisable, be earned or be paid out. Except as otherwise indicated all capitalized words used in this Awards Agreement have the meanings described in the Plan.
WITNESSETH the due execution of this Awards Agreement at Allentown, Pennsylvania effective as of the 1st day of October 2008 intending to be legally bound hereby.

AIR PRODUCTS AND CHEMICALS, INC.
By:

Exhibit

EXHIBIT A
AIR PRODUCTS AND CHEMICALS, INC. (the “Company”)
LONG-TERM INCENTIVE PLAN
FY2009 AWARD AGREEMENT
1.	As described in the foregoing grant letter, you are hereby granted FY2009 Awards consisting of Stock Options (“Options”), Restricted Shares of Company Common Stock (“Restricted Shares”), and Deferred Stock Units to be called “Performance Shares” under the Air Products and Chemicals, Inc. Long-Term Incentive Plan (the “Plan”). The Options are “Nonstatutory Stock Options” as described in Section 6 of the Plan. The Restricted Shares are described in Section 8 of the Plan. The Deferred Stock Units are described in Section 9 of the Plan. The Management Development and Compensation Committee of the Company’s Board of Directors has approved these Awards subject to the applicable provisions of the Plan and the terms of this Agreement, and contingent upon your execution of this Agreement. Except as noted herein, all capitalized terms used in this Agreement have the meaning ascribed to them in the Plan. A copy of the Plan is available from the Corporate Secretary’s Office of the Company, 7201 Hamilton Boulevard, Allentown, PA 18195-1501.

2.	Each Option entitles you to purchase one share of Company Common Stock (“Share”) at a purchase price of $66.90 (the “Grant Price”) as described below. You can first purchase Shares as follows: (i) up to one-third of the Shares may be purchased on or after 1 October 2009 and (ii) up to an additional one-third of such Shares may be purchased on or after 1 October 2010 and 2011, respectively. The Options are granted as of 1 October 2008 and will continue for a period of ten (10) years from such grant date and will expire and no longer be exercisable after 1 October 2018.

3.	You may purchase Shares covered by an Option by providing to the Company’s agent, Fidelity Stock Plan Services, LLC (“Fidelity”), notice of exercise of the Option in a form designated by Fidelity and the Grant Price of the Shares. Payment of the Grant Price and applicable taxes may be made in cash or by providing an irrevocable exercise notice coupled with irrevocable instructions to Fidelity to simultaneously sell the Shares and deliver to the Company on the settlement date the portion of the proceeds representing the Grant Price and any taxes to be withheld. Payment of the Grant Price may also be made by delivery or attestation of ownership of other Shares of Common Stock owned by you, in which case the number of Shares acquired in the exercise will be reduced by an amount equal in value to the amount of any taxes required to be withheld and by any Shares attested.

4.	Your Options terminate as of the close of business on the last day of your employment with the Company and all its Subsidiaries, unless your employment ends due to your death, Disability or Retirement on or after 30 September 2009. Upon your, death, Disability or Retirement on or after 30 September 2009, any unexercisable portion of the Options will be extended for the remaining term of the award (that is, will become exercisable) as if you have continued to be an active employee of the Company or a Subsidiary. Notwithstanding the above, if your employment with the Company or a Subsidiary is involuntarily terminated by the Company on or after 30 September 2009 due to action necessitated by business conditions, including, but not limited to, job eliminations, workforce reductions, divestitures of facilities, assets or businesses, sale by the Company of a Subsidiary or plant closing, your exercisable Options will not be terminated but will continue to be exercisable in accordance with their terms for six months following your last day of employment with the Company or a Subsidiary.

5.	In the event of a Change in Control, the Options become exercisable on the later of the Change in Control or the first date more than six months from grant. In the event of any other change in the outstanding shares of the Common Stock of the Company or the occurrence of certain other awards described in Section 12 of the Plan, an equitable adjustment shall be made in the number or kind of Shares or the Grant Price for Shares covered by your Options.

6.	Options are nonassignable and nontransferable except to your Designated Beneficiary, by will or the laws of descent and distribution, or by gift to family members or to trusts of which only family members are beneficiaries. Transfers by gift can be made only after the Option has become exercisable and subject to such administrative procedures and to such restrictions and conditions as the officers of the Company shall determine to be consistent with the purposes of the Plan and the interests of the Company and/or to be necessary or appropriate for compliance with all applicable tax and other legal requirements. Subject to the foregoing, you may transfer Options by gift only by delivering to the Company at its principal offices in Allentown, Pennsylvania, written notice of the intent to transfer the Options on forms to be provided by the Company.

7.	The Restricted Shares shall be issued to you, contingent upon your execution of this Agreement, as of 2 October 2008. Upon issuance of the Restricted Shares, you shall have all the rights of a shareholder with respect to the Restricted Shares, including the right to vote such Restricted Shares and receive all dividends or other distributions paid with respect to the Restricted Shares, subject to the restrictions contained in Paragraph 8 below. In the event of any change in the outstanding shares of Common Stock of the Company or the occurrence of certain other events described in Section 12 of the Plan, an equitable adjustment of the number of Restricted Shares covered by this Agreement shall be made consistent with the impact of such change or event upon the rights of the Company’s other shareholders, and any additional Shares of Common Stock issued to you as a result of such adjustment shall be Restricted Shares subject to this Agreement, including, without limitation, the restrictions contained in Paragraph 8.

8.	The “Restriction Period” with respect to the Restricted Shares shall be the period beginning 2 October 2008 and ending on the earliest of 1 October 2012; your death, Disability or Retirement on or after 30 September 2009, or a Change in Control of the Company. During the Restriction Period, the Restricted Shares may not be sold, assigned, transferred, encumbered, or otherwise disposed of by you; provided however, that such Restricted Shares may be used to pay the Grant Price by attestation upon your exercise of Stock Options, with the stipulation that the Restricted Shares attested will remain subject to the restrictions of this Paragraph 8 and the terms of this Agreement. If your employment by the Company and all its Subsidiaries is terminated for any reason prior to 30 September 2009, or for any reason other than death, Disability or Retirement prior to 1 October 2012, the Restricted Shares shall be forfeited in their entirety; provided that, in the event of a Change in Control of the Company, your rights to the Restricted Shares shall become immediately transferable and nonforfeitable. At the end of the Restriction Period, all nonforfeited Restricted Shares shall become transferable and otherwise be regular Shares.

9.	At the end of the Restriction Period, and, if earlier, upon your election to include the value of the Restricted Shares in your federal taxable income pursuant to Internal Revenue Code Section 83(b), payment of taxes required to be withheld by the Company must be made. When taxation occurs at the end of the Restriction Period, applicable taxes will be withheld by reducing the number of the Restricted Shares issued to you by an amount equal in market value to the taxes required to be withheld. In the event you make a Section 83(b) election, applicable taxes must be paid in cash to the Company at the time the election is filed with the Internal Revenue Service.

10.	In the event your employment is terminated due to your death on or after 30 September 2009, the Restricted Shares shall be transferred free of restriction, reduced by any applicable taxes, to your Designated Beneficiary or, if none, to your legal representative.

11.	The Performance Shares granted to you are associated with a three year performance cycle ending 30 September 2011. The final version of the performance share payout schedule will be sent to you in a separate communication. The schedule will display how the growth and return measures will define payout opportunities. Subject to the forfeiture conditions contained in Paragraph 12, each earned Performance Share will entitle you to receive, at the end of the Deferral Period (as defined below), one Share.

12.	The Deferral Period will begin on the date of this Agreement and will end on 1 October 2011. If your employment by the Company and all its affiliates is terminated for any reason prior to 30 September 2009, all your Performance Shares will be automatically forfeited in their entirety. If your employment by the Company and all its affiliates terminates on or after 30 September 2009, but during the Deferral Period, other than due to death, Disability or Retirement, you will forfeit all of your Performance Shares. If your employment by the Company and all its affiliates is terminated on or after 30 September 2009, but during the Deferral Period, due to death, Disability or Retirement, you will forfeit a pro-rata portion of your earned Performance Shares which portion in each case shall be based on the number of full months you worked following 30 September 2008.

13.	Performance Shares earned and not forfeited shall be paid, reduced by the number of Shares equal in market value to any applicable taxes, as soon as administratively practical after the end of the Deferral Period, in Shares. No cash dividends or other amounts shall be payable with respect to the Performance Shares during the Deferral Period. At the end of the Deferral Period, for each earned and nonforfeited Performance Share, the Company will also pay to you a cash payment equal to the dividends which would have been paid on a Share during the Deferral Period (“Dividend Equivalents”), net of applicable taxes.

14.	If your employment by the Company or a Subsidiary terminates during the Deferral Period due to death, payment in respect of earned Performance Shares that are not forfeited and of related Dividend Equivalents shall be made, as soon as practical after the Deferral Period, to your Designated Beneficiary or, if none, your legal representative, net of applicable taxes.

15.	In the event of any change in the outstanding Shares of Common Stock of the Company or the occurrence of certain other events as described in Section 12 of the Plan, an equitable adjustment of the number of Performance Shares covered by this Agreement shall be made as provided in the Plan.

16.	Notwithstanding anything to the contrary above, any Performance Shares earned or paid and any related Dividend Equivalents paid to you may be rescinded within three years of their payment in the event: the earning of such Performance Shares is predicated upon the achievement of financial results that are subsequently the subject of a restatement; the Committee determines in its sole discretion that you engaged in misconduct that caused or partially caused the need for the restatement; and the Performance Shares would not have been earned or a lesser amount of

Performance Shares would have been earned based upon the restated financial results. In the event of any such rescission, you shall pay to the Company the amount of any gain realized or payment received as a result of any rescinded payment, in such manner and on such terms as may be required, and the Company shall be entitled to set off against the amount of any such gain or payment any amount owed to you by the Company or any Subsidiary.

17.	In the event the Company determines, in its sole discretion, that you have engaged in a “Prohibited Activity” (as defined below), at any time during your employment, or within one year after termination of your employment from the Company or any Subsidiary, the Company may forfeit, cancel, modify, rescind, suspend, withhold, or otherwise limit or restrict any unexpired, unpaid, unexercised, or deferred Awards outstanding under this Agreement, and any exercise, payment, or delivery of an Award or Shares pursuant to an Award may be rescinded within six months after such exercise, payment, or delivery. In the event of any such rescission, you shall pay to the Company the amount of any gain realized or payment received as a result of the rescinded exercise, payment, or delivery, in such manner and on such terms as may be required, and the Company shall be entitled to set off against the amount of any such gain or payment any amount owed to you by the Company or any Subsidiary.
The Prohibited Activities are:
(a)	Nondisparagement — making any statement, written or verbal, in any forum or media, or taking any action in disparagement of the Company or any Subsidiary or affiliate thereof (hereinafter, the “Company”), including but not limited to negative references to the Company or its products, services, corporate policies, current or former officers or employees, customers, suppliers, or business partners or associates;

(b)	No Publicity — publishing any opinion, fact, or material, delivering any lecture or address, participating in the making of any film, radio broadcast, or television transmission; or communicating with any representative of the media relating to confidential matters regarding the business or affairs of the Company which you were involved with during your employment;

(c)	Nondisclosure of Trade Secrets — failure to hold in confidence all Trade Secrets of the Company that came into your knowledge during your employment by the Company, or disclosing, publishing, or making use of at any time such Trade Secrets, where the term “Trade Secret” means any technical or nontechnical data, formula, pattern, compilation, program, device, method, technique, drawing, process, financial data, financial plan, product plan, list of actual or potential customers or suppliers, or other information similar to any of the foregoing, which (i) derives economic value, actual or potential, from not being generally known to and not being readily ascertainable by proper means by, other persons who can derive economic value from its disclosure or use, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy;

(d)	Nondisclosure of Confidential Information — failure to hold in confidence all Confidential Information of the Company that came into your knowledge during your employment by the Company, or disclosing, publishing, or making use of such Confidential Information, where the term “Confidential Information” means any data or information, other than Trade Secrets, that is valuable to the Company and not generally known to the public or to competitors of the Company;

(e)	Return of Materials — your failure, in the event of your termination of employment for any reason, promptly to deliver to the Company all memoranda, notes, records, manuals, or other documents, including all electronic or other copies of such materials and all documentation prepared or produced in connection therewith, containing Trade Secrets or Confidential Information regarding the Company’s business, whether made or compiled by you or furnished to you by virtue of your employment with the Company; or your failure promptly to deliver to the Company all vehicles, computers, credit cards, telephones, handheld electronic devices, office equipment, and other property furnished to you by virtue of your employment with the Company;

(f)	Noncompete and Nonsolicitation — rendering services for any organization as an employee, officer, director, consultant, advisor, agent, broker, independent contractor, principal, or partner, or engaging directly or indirectly in any business which, in the sole judgment of the Company, is or becomes competitive with the Company during the one (1) year period following the termination of your employment; or directly or indirectly soliciting any customer, supplier, contractor, employee, agent, or consultant of the Company with whom you had contact during the last two years of your employment with the Company or became aware of through your employment with the Company, to cease doing business with, or to terminate their employment or business relationship with, the Company; or

(g)	Violation of Company Policies — violating any written policies of the Company applicable to you, including, without limitation, the Company’s insider trading policy.
The provisions of this Section 17 are in addition to, and shall not supersede, the terms of your Employee Patent and Confidential Information Agreement entered at the time you were employed by the Company.

You expressly acknowledge and affirm that the foregoing provisions of this Section 17 are material and important terms of this Agreement and that your agreement to be bound by the terms of this Section 17 is a condition precedent to your FY2009 Awards.

18.	All determinations regarding the interpretation, construction, enforcement, waiver, or modification of this Agreement and/or the Plan shall be made in the Company’s sole discretion or, in the case of Executive Officer Awards, by the Committee in its sole discretion and shall be final and binding on you and the Company. Determinations made under this Agreement and the Plan need not be uniform and may be made selectively among individuals, whether or not such individuals are similarly situated.

19.	If any of the terms of this Agreement in the opinion of the Company conflict or are inconsistent with any applicable law or regulation of any governmental agency having jurisdiction, the Company reserves the right to modify this Agreement to be consistent with applicable laws or regulations.

20.	You understand and acknowledge that the Company holds certain personal information about you, including but not limited to your name, home address, telephone number, date of birth, social security number, salary, nationality, job title, and details of all Shares awarded, cancelled, vested, unvested, or outstanding (the “personal data”). Certain personal data may also constitute “sensitive personal data” within the meaning of applicable local law. Such data include but are not limited to the information provided above and any changes thereto and other appropriate personal and financial data about you. You hereby provide explicit consent to the Company and any Subsidiary to process any such personal data and sensitive personal data. You also hereby provide explicit consent to the Company and any Subsidiary to transfer any such personal data and sensitive personal data outside the country in which you are employed, and to the United States. The legal persons for whom such personal data are intended are the Company and any third party providing services to the Company in connection with the administration of the Plan.

21.	By accepting this award, you acknowledge having received and read the Plan Prospectus, and you consent to receiving information and materials in connection with this Award or any subsequent awards under the Company’s long-term performance plans, including without limitation any prospectuses and plan documents, by any means of electronic delivery available now and/or in the future (including without limitation by e-mail, by Website access, and/or by facsimile), such consent to remain in effect unless and until revoked in writing by you. This Agreement and the Plan, which is incorporated herein by reference, constitute the entire agreement between you and the Company regarding the terms and conditions of this Award.

22.	You submit to the exclusive jurisdiction and venue of the federal or state courts of the Commonwealth of Pennsylvania to resolve all issues that may arise out of or relate to and all determinations made under this Agreement. This Agreement shall be governed by the laws of the Commonwealth of Pennsylvania, without regard to conflicts or choice of law rules or principles.

23.	If any court of competent jurisdiction finds any provision of this Agreement, or portion thereof, to be unenforceable, that provision shall be enforced to the maximum extent permissible so as to effect the intent of the parties, and the remainder of this Agreement shall continue in full force and effect.

24.	Neither your FY2009 Awards, this Award Agreement, nor the Plan constitute a contract of employment; nor do they guarantee your continued employment for any period required for all or any of your Options to vest or become exercisable.

SUPPLEMENT TO EXHIBIT A OF
THE 2009 LONG-TERM INCENTIVE PLAN AWARDS AGREEMENT
As noted in the agreement governing your 2009 awards under the Long-Term Incentive Plan, which was offered to you via an email dated 13 October 2008 and must be accepted by you no later than 31 December 2008 (“Awards Agreement”), Performance Shares granted to you will be earned based on certain performance metrics which were not finalized by the Management Development and Compensation Committee of the Board of Directors at the time the Awards Agreement was transmitted to you. At its November meeting, the Committee approved the Performance Shares payout schedule (attached) for the 1 October 2008 to 30 September 2011 measurement period. After the conclusion of the performance cycle, the Committee will determine the level of performance and approve the payout percentage of the Performance Shares based on the weighted average of the Payout Factors in the schedule below. The payout percentage will be multiplied by the number of Performance Shares indicated in your Awards Agreement to determine the number of shares you will receive.
The measurements for this three-year period will emphasize both growth and returns. Growth will be measured by the change in Earnings per Share (EPS growth) over the prior year and will be weighted at 33%. Return will be measured based on the spread between the Return on Capital Employed (ROCE) over the Company’s cost of capital as calculated by Corporate Treasury, and will be weighted at 67%. Each of these metrics will be measured on an annual basis, totaled, then divided by three to determine the average performance for the measurement period.

Fiscal Year 2009 Performance Share Awards Payout Schedule
(33% Growth and 67% Return)

EPS Growth	Payout

-10%	0%
0%	35%
4%	50%
7%	80%
9%	100%
10%	120%
11%	130%
13%	160%
15%	180%
16%	200%

ROCE Spread (ROCE over Cost of Capital)	Payout

< 0%	0%
0%	50%
+1%	75%
+2%	100%
+3%	150%
+4%	200%
This Supplement shall be incorporated into Exhibit A of the Awards Agreement and shall be part of the Awards Agreement.